SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“America Movil Acquires LLA’s interest in ClaroVTR”

Mexico City, Mexico – July 28, 2025: América Móvil S.A.B. de C.V. (“AMX”) (BMV: AMX, NYSE: AMX and AMOV) today announced that it has acquired the totality of the shares held by LLA UK Holding Limited (“LLA”) in Claro Chile SpA (“ClaroVTR”), through the exercise of its call option to purchase such shares under the transaction documents entered into by and among ClaroVTR, AMX, LLA and certain of their affiliates. The transaction does not require any regulatory approval. As a result of the purchase of shares, AMX has consolidated 100% shares of ClaroVTR.

Also, AMX announced that it is reorganizing the corporate structure, businesses and assets of its Chilean affiliates to continue achieving efficiencies in their existing operations. This restructuring does not affect the interests of holders of debt (including holders of notes) of ClaroVTR and subsidiaries.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 28, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact